

Mailstop 3233

March 2, 2017

Via E-Mail
Matias I. Gaivironsky
Chief Financial Officer
IRSA Propiedades Comerciales S.A.
Moreno 877 22nd Floor
Buenos Aires, Argentina

> **Re:**   **IRSA Propiedades Comerciales S.A.**
> **Form 20-F for the fiscal year ended June 30, 2016**
> **Filed October 21, 2016**
> **File No. 000-30982**

Dear Mr. Gaivironsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for fiscal year ended June 30, 2016

Item 5. Operating and Financial Review and Prospects, page 61

1.   In future filings, please include a more robust disclosure of the impact that inflation has on your operating results. Please refer to Item 5.A.2 of Form 20-F.

Item 6. Directors, Senior Management and Employees

B. Compensation

Members of the Board of Directors and Executive Committee

Senior Management, page 92

2.   In future Exchange Act reports, please provide compensation information for your Senior Management for the last full financial year. Please see Item 6.B of Form 20-F.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough at (202) 551-8625 or Tom Kluck at (202) 551-3233 with any other questions.

                                Sincerely,

                                /s/ Jennifer Monick

                                Jennifer Monick
                                Assistant Chief Accountant
                                Office of Real Estate and
                                  Commodities